Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the 12-month periods ending December 31, 2000, 2001 and 2002 and for the three month periods ending June 30, 2003 and 2002.

	Unaudited Six Months Ended June 30,		Year Ended December 31, 31,
	2003	2002	2002	2001	2000
	(dollars in thousands, except ratios
Earnings
Net income (loss)
add back:	228,958	(15,754)	18,024	212,010	212,144
Share in results from associated companies	(15,538)	7,539	10,125	(14,259)	(5,536)
Pre-tax income from continuing subsidiaries
add:	213,420	(8,215)	28,149	197,751	206,608
Fixed charges	18,931	21,082	43,062	59,763	61,080
Amortization of capitalized interest	—	—	—	—	—

Distributed income from equity method investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
subtract:
Interest capitalized	—	(955)	(936)	(871)	—
Preference dividends of consolidated subsidiaries	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. .:	—	—	—	—	—
	232,351	11,912	70,275	256,643	267,688
Fixed Charges
Interest expensed	18,444	19,793	41,312	58,117	60,602
Interest capitalized	—	955	936	871	—
Amortization of debt premiums, discounts and expenses	487	334	814	775	478
Interest included in rental expense
Preference dividends of consolidated subsidiaries	—	—	—	—	—
	18,931	21,082.	43,062	59,763	61,080

Ratio of earnings to fixed charges	12.27	0.57	1.63	4.29	4.38